Exhibit 99.1

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial: periodic report on the buy-back program

London, June 28, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, the Company has completed the transactions reported in aggregate as follows:

Date	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees	Consideration (*) excluding fees
		(€)	(€)	($)

June 20, 2022	52,716	11.8819	626,366.24	658,749.38

June 22, 2022	200,000	11.8825	2,376,500.00	2,500,315.65

June 23, 2022	200,000	11.7159	2,343,180.00	2,458,698.77

	452,716	-	5,346,046.24	5,617,763.80

(*) All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

After the purchases announced today and considering those previously executed under the program, the total invested amount is approximately €37,110,759.64 ($39,678,111.10) for a total amount of 3,021,508 common shares purchased.

As of June 27, 2022, the Company held 11,013,870 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

Details of the transactions described in the table above, including the regulated markets where the purchases were made, are available on the Company’s corporate website under the Buyback Programs section at the following address: bit.ly/CNHI_Buyback

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com